UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

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Great Panther Resources Ltd.
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Phone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR
SEC 20-F Statement Filed
Standard & Poor's Listed
July 20, 2005	For Immediate Release

NEWS RELEASE

NEW BROKERED PRIVATE PLACEMENT

GREAT PANTHER APPOINTS UNION SECURITIES FOR $4.5 MILLION
FINANCING; SIGNS LETTER OF INTENT FOR GUANAJUATO MINES

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce the appointment of Union Securities Ltd. ("Union") to act as its agent, on a commercially reasonable best efforts basis, to offer, by way of a brokered private placement, up to 10,000,000 units at a price of $0.45 per unit for gross proceeds of up to $4,500,000 (the "brokered offering").

This brokered offering is in addition to and is not to be confused with the non-brokered private placement, the final closing of which was announced by Great Panther on July 19, 2005.

Each unit of the brokered offering will consist of one common share of Great Panther and one-half of one transferable share purchase warrant. One whole warrant will entitle the holder to acquire, upon exercise, one common share of Great Panther for a period of 12 months from the date of closing of the brokered offering at a price of $0.62. Great Panther has agreed to grant to Union an over-allotment option to purchase up to an additional 1,500,000 units to cover potential oversubscription of the brokered offering.

In consideration for its services as agent, Union will be paid a commission equal to 8% of the gross proceeds, payable in cash. In addition, Union will receive agent's options to acquire that number of units as is equal to 10% of the number of units sold and purchased under the brokered offering and over-allotment option. The agent's options are exercisable for a period of 12 months from the date of closing of the brokered offering at a price of $0.45 per unit. Each unit will consist of one common share of Great Panther and one-half of one non-transferable warrant on terms identical to the private placement warrants. Great Panther has paid Union a work fee and has agreed to pay certain expenses reasonably incurred by Union in connection with the financing.

The net financing proceeds will be used to cover rehabilitation and start-up costs at Great Panther's Topia Silver-Lead-Zinc Mine in Durango State, for exploration activities on the Company's other projects, for corporate and administrative expenditures and for asset acquisition investigations. Great Panther is preparing to place the Topia Mine back into production and is exploring the Virimoa Gold Project in Durango and the San Antonio Gold-Copper Project in Chihuahua.

The brokered offering is subject to acceptance for filing by the TSX Venture Exchange.

Great Panther also announces that it has signed a Letter of Intent to acquire a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The total purchase price of this proposed acquisition is US$7,250,000. On signing the Letter of Intent, Great Panther paid US$125,000 to the vendors, a Mexican mining cooperative. A further payment of US$75,000 is called for on completion of a final inventory. Great Panther is currently conducting due diligence on the Guanajuato Mines project, which will be subject to filing with and acceptance by the TSX Venture Exchange. Upon the satisfactory completion of its due diligence, the Company anticipates the arrangement of a subsequent financing in order to initiate a series of payments for the balance of the purchase price commencing with the signing of a formal purchase agreement.

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For further information please visit the website at www.greatpanther.com or contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

/s/ Robert A. Archer

Robert A. Archer, P. Geo.
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

_______________________________________________

Kaare G. Foy
Chief Financial Officer and Chairman

Date: July 21, 2005